BWT
BEST WATER TECHNOLOGY

RECEIVED
2004 OCT 18 A 10: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

SUPPL

82-5221

Rule 12g3-2(b) File No. ~~82-5222~~

Mondsee, 15th September 2004

82-5221

BWT AG
Rule 12g3-2(b) File No. ~~82-5222~~

The enclosed Press Release concerning the "BWT AG Acquisition of Benchem" is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

PROCESSED
OCT 21 2004 E
THOMSON FINANCIAL

dw 10/19

Enclosure:
2 copies of the Press Release – BWT acquires Benchem

PRESS RELEASE

Mondsee, 2004-09-15

BEST WATER TECHNOLOGY

BWT acquires Benchem

BWT – Best Water Technology, European leader in water treatment, acquires Benchem (Belgium)

BWT is further expanding its market leadership in the area of water treatment. BWT´s growth strategy defines 3 targets: Growth through innovation, growth through geographic expansion, and growth in existing markets with existing technologies.

The acquisition of Benchem follows this strategy. Benchem specialises on the development and production of substances for the treatment of boiler feed water, cooling water, and water for airconditioning. In 2003, a team of 6 employees achieved sales of 1,1 million €. The product ranges of BWT and Benchem are ideally complementing each other: BWT is now able to offer an even more comprehensive range of products and solutions in water treatment and is therefore able to further strengthen its leading position in this rapidly growing market.

BWT´s product range

BWT Best Water Technology is the leading European water technology group with 67 companies and 2,700 employees. BWT devotes its efforts to the entire water cycle, "from source back to earth". With its two business segments Aqua Ecolife Technologies and Aqua Systems Technologies, the Group offers customised, sustainable products and solutions in the areas of drinking water, swimming pool water, process water, ultra-pure water, and waste water for individual homes, hotels, industry, and municipalities.

All technologies for water treatment are part of the BWT product range, including filter, softener, water purifier, disinfection technologies such as UV and ozone, along with ion-selective membranes, electrical desalination plants, ion exchangers, and membrane technologies (reverse osmosis, nano-filtration, micro-filtration, ultra-filtration). In addition, BWT is well positioned as a premier supplier of innovative membranes for fuel cells.

With its 3 business segments Aqua Ecolife Technologies (AET), Aqua Systems Technologies (AST), and Fuel Cell Membrane Technologies (FCMT), BWT today has a global presence. The Group´s reknowned brands include BWT, Christ, Permo, Cillit, HOH, and fumatech.

BWT is listed on the Vienna Stock Exchange. For the financial year 2003, sales were at 416 Mio €, in the first half year of 2004 the Group´s sales were at 243 Mio €.

More information on BWT: www.bwt-group.com.

Contact:
BWT AG
Sabine Ohler
Head of Investor Relations & Group Communications
A-5310 Mondsee, Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113, Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at

Mondsee, 2004-09-15

BEST WATER TECHNOLOGY

BWT acquires Benchem

BWT – Best Water Technology, European leader in water treatment, acquires Benchem (Belgium)

BWT is further expanding its market leadership in the area of water treatment. BWT´s growth strategy defines 3 targets: Growth through innovation, growth through geographic expansion, and growth in existing markets with existing technologies.

The acquisition of Benchem follows this strategy. Benchem specialises on the development and production of substances for the treatment of boiler feed water, cooling water, and water for airconditioning. In 2003, a team of 6 employees achieved sales of 1,1 million €. The product ranges of BWT and Benchem are ideally complementing each other: BWT is now able to offer an even more comprehensive range of products and solutions in water treatment and is therefore able to further strengthen its leading position in this rapidly growing market.

BWT´s product range

BWT Best Water Technology is the leading European water technology group with 67 companies and 2,700 employees. BWT devotes its efforts to the entire water cycle, "from source back to earth". With its two business segments Aqua Ecolife Technologies and Aqua Systems Technologies, the Group offers customised, sustainable products and solutions in the areas of drinking water, swimming pool water, process water, ultra-pure water, and waste water for individual homes, hotels, industry, and municipalities.

All technologies for water treatment are part of the BWT product range, including filter, softener, water purifier, disinfection technologies such as UV and ozone, along with ion-selective membranes, electrical desalination plants, ion exchangers, and membrane technologies (reverse osmosis, nano-filtration, micro-filtration, ultra-filtration). In addition, BWT is well positioned as a premier supplier of innovative membranes for fuel cells.

With its 3 business segments Aqua Ecolife Technologies (AET), Aqua Systems Technologies (AST), and Fuel Cell Membrane Technologies (FCMT), BWT today has a global presence. The Group´s reknowned brands include BWT, Christ, Permo, Cillit, HOH, and fumatech.

BWT is listed on the Vienna Stock Exchange. For the financial year 2003, sales were at 416 Mio €, in the first half year of 2004 the Group´s sales were at 243 Mio €.

More information on BWT: www.bwt-group.com.

Contact:
BWT AG
Sabine Ohler
Head of Investor Relations & Group Communications
A-5310 Mondsee, Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113, Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at